Exhibit 99.2

CONFIDENTIAL – One and one Green Technologies. INC (NASDAQ: YDDL)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2026 should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes that appear elsewhere in this report, and with our audited consolidated financial statements and the related notes and the discussion under “Item 5. Operating and Financial Review and Prospects” contained in our annual report on Form 20-F for the fiscal year ended December 31, 2025. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.” The unaudited interim condensed consolidated statements of income and comprehensive income data for the six months ended June 30, 2026 and 2025 and the unaudited interim condensed consolidated balance sheet data as of June 30, 2026 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this report, and the consolidated balance sheet data as of December 31, 2025 have been derived from our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026.

Overview

One and one Cayman was incorporated in the Cayman Islands on April 17, 2024. We conduct our business through the VIEs, Yoda Metal and DL Metal in the Philippines. We primarily engage in recycling, production and trading of recycled scrap metals in the Philippines.

We are a waste materials and scrap metal recycling company in the Philippines. Our capabilities are underscored by our permitted capacity for metal recycling and by the government-issued license that enables us to import hazardous waste (as raw materials) into the Philippines. We process raw materials and generate final products that include copper alloy ingots, aluminum alloy and brass alloy ingots. We provide economical and flexible solutions to the challenges of electronic waste, metal scrap and industrial recycling. By providing lower-cost alternatives for processing recycled materials, we not only contribute to environmental sustainability but also highlight our role as a modern and specialized recycling company.

We have established an environmentally friendly technology that we believe sets us apart from competitors. Our exhaust gas recirculation system and exhaust emissions have been examined and approved annually by the Environmental Management Bureau (“EMB”) in the Philippines. Our exhaust gas recirculation system enhances process efficiency while minimizing and, in some cases, eliminating contamination. Through this system, we capture the ash and slag contained in the emissions for further metal recovery and smelting, ensuring the exhaust we ultimately release meets all applicable standards. In contrast, competing technologies, such as table concentrators, cannot prevent pollution during the final stages of processing.

Due to our sustainable, environmentally friendly processes, we believe we are well-positioned to comply with heightened regulations across the globe. We benefit from being fully authorized by the government to process hazardous wastes under the framework of The Basel Convention: A Global Solution for Controlling Hazardous Wastes.

We have a full suite of environmentally friendly devices and have complied with all governmental documentary requirements, including ECC, Permit to Operate, Discharge Permit, Import and Export Permit. As of June 30, 2026, our workforce consisted of 100 employees, including 7 engineers. Electronic waste and metal scrap sourced locally and from abroad (Korea, Japan, Southeast Asia, Europe and the United States) are carefully segregated and processed in compliance with existing environmental laws, rules and regulations. Our annual processing capacity is estimated to be approximately 300,000 tons.

Our Class A ordinary shares have been listed on the Nasdaq Capital Market under the symbol “YDDL” since our initial public offering in October 2025, and on April 13, 2026 we completed a follow-on public offering of 1,733,333 units, each consisting of one Class A ordinary share and one warrant to purchase one and one-half Class A ordinary shares. We report as a foreign private issuer under the Securities Exchange Act of 1934, as amended, and we qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012.

Our growth strategies continue to concentrate on geographically expanding into Southeast Asia and other international markets and on establishing stable sources of raw materials from Japan and South Korea. We also expect to recruit an international business development team with well-rounded language skills and cultural expertise to strengthen our capabilities across Europe, America and Asia.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by the overall economic conditions and political stability of the Philippines, especially the development of the metal recycling industry, as well as the following company-specific factors.

Political and social instability.

We primarily operate in the Philippines through our Philippine affiliated variable interest entities. The Philippines has, from time to time, experienced political and military instability, including acts of political violence. In the last two decades, there has been political instability in the Philippines, including extra-judicial killings, alleged electoral fraud, impeachment proceedings against two former presidents and two chief justices of the Supreme Court of the Philippines, and public and military protests arising from alleged misconduct by previous and current administrations. In addition, a number of officials of the Philippine Government are currently under investigation or have been indicted on corruption charges stemming from allegations of misuse of public funds, extortion, bribery or usurpation of authority.

Inflation pressures

Our operations in the Philippines are exposed to inflationary pressures, which have been exacerbated by global supply chain disruptions, rising energy costs and local economic factors. Inflation could lead to higher costs for materials, labor and services, affecting our operating expenses and margins if these increases cannot be passed on to customers. Additionally, inflation may contribute to wage pressures and fluctuations in the value of the Philippine peso (“PHP”) against the U.S. dollar, creating foreign exchange risks and potential increases in borrowing costs due to rising interest rates. These factors may impact our profitability and financial position.

Fluctuations in metal prices and changes in our product mix

Our revenue and cost of revenue are directly affected by prevailing market prices for the non-ferrous metals that we process and sell, principally copper, aluminum and brass. Selling prices are generally determined by reference to market prices at the time a contract is entered into, and the cost of the electronic waste and metal scrap that we purchase moves with the same underlying markets. Because raw material is purchased in advance of the sale of the resulting finished goods, a movement in metal prices between the date of purchase and the date of sale affects our gross margin. Our product categories also differ materially in realized price and in cost per kilogram, so a change in the mix of products sold between periods affects revenue, cost of revenue and gross margin independently of any change in volume. For the six months ended June 30, 2026, copper alloy ingots represented 77.02% of our revenues, compared with 65.80% for the six months ended June 30, 2025, while aluminum alloy represented 19.23% of our revenues, compared with 30.60%. We do not use derivative instruments to hedge our exposure to metal prices.

Government policies may impact our business and operating results.

Our operating entities are incorporated, and their operations and assets are located, in the Philippines. Accordingly, our results of operations, financial condition and prospects are affected by Philippine regulatory conditions in the following respects: (a) economic policies and initiatives undertaken by the Philippine government; (b) changes in the Philippine or regional business or regulatory environment affecting the purchasing power of consumers of our products; and (c) changes in Philippine government policy affecting our industry. Unfavorable changes affecting demand for the products that we sell could materially and adversely affect our results of operations. We have not seen any impact of unfavorable government policies since our inception. However, we will seek to make adjustments as required if and when government policies shift.

New Customer Acquisition

Our operating results and growth prospects will depend on our ability to attract new customers. We are intensely focused on growing our customer base. We will continuously develop technologies and products in an effort to gain more market share and cover more new customers. We will strengthen the network of our customers and promote our brand awareness, establishing strategic cooperation with multi-national enterprises which are in need of our products. Furthermore, we seek to improve the category and quality of our product line and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products and reach a broader range of customers.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. We are committed to upgrading our existing waste treatment technology in a cost-effective way for our customers. We believe that our proprietary technologies and research and development capabilities help us develop products to satisfy our customers and that we can retain and develop business with existing customers and attract new customers. However, if we are unable to keep up with our product development or innovation, we may not be able to attract new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect our business and results of operations.

Expanding Usage by Existing Customers

We supply a concentrated base of industrial purchasers of recycled non-ferrous metals, and we believe that there are significant growth opportunities within our existing customers. We expect to expand into additional product categories, to supply high-quality products to customers in the casting industry, the vehicle industry, equipment manufacturing and other sectors, and to continue to invest in sales and marketing and customer service activities in order to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

Strategic investment and acquisitions

We intend to pursue strategic acquisitions and investments in selective technologies and businesses in the metal recycling industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

Comply with stringent Environmental Laws and Regulations.

The Philippines is known for its rich biodiversity and stunning natural landscapes. Due to rapid industrialization, urbanization and unsustainable exploitation of natural resources, the Philippines faces significant environmental challenges. In response to these threats, the country has enacted a comprehensive set of environmental laws aimed at conserving its natural resources, protecting its ecosystems and promoting sustainable development. We are required to comply with these environmental laws, and our permits are subject to periodic renewal.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated statements of income and comprehensive income for the six months ended June 30, 2026 and 2025. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table sets forth key components of our results of operations during the six months ended June 30, 2026 and 2025, both in dollars.

One and one Green Technologies. INC

Unaudited Interim Condensed Consolidated Statements of Income and Comprehensive Income

For the Six Months Ended June 30, 2026 and 2025

	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Revenues	$33,380,930	$28,129,714
Cost of revenues	26,127,199	21,008,170
Gross profit	7,253,731	7,121,544

Operating expenses:
Selling and marketing expenses	219,295	249,558
General and administrative expenses	2,047,280	1,167,954
Total operating expenses	2,266,575	1,417,512

Income from operations	4,987,156	5,704,032

Other income (expenses):
Interest income	29,114	307
Other income (expenses), net	1,120,518	(790,420)
Interest expenses	(2,870)	(3,013)
Total other income (expenses)	1,146,762	(793,126)
Income before income tax expenses	6,133,918	4,910,906
Income tax expenses	1,641,241	1,084,606
Net income	$4,492,677	$3,826,300

Weighted average shares outstanding for Class A and Class B ordinary shares
Basic and diluted*	55,056,538	52,000,000

Earnings per share for Class A and Class B ordinary shares
Basic and diluted*	$0.08	$0.07

Other comprehensive income (loss):
Net income	$4,492,677	$3,826,300
Foreign currency translation adjustment, net of tax of nil	(1,466,624)	703,331
Total comprehensive income	$3,026,053	$4,529,631

*	The shares and per share information are presented on a retroactive basis to reflect the Reorganization (Note 1 to the consolidated financial statements) and the additional share issuance on a pro rata basis (Note 12 to the consolidated financial statements).

Revenue

Our net revenue was $33,380,930 for the six months ended June 30, 2026, as compared to $28,129,714 for the six months ended June 30, 2025, representing an increase of $5,251,216, or 18.67%. We have three main product categories: brass alloy ingots, copper alloy ingots and aluminum alloy. Revenue from brass alloy ingots was $1,251,029 and $1,000,960 for the six months ended June 30, 2026 and 2025, respectively. Revenue from copper alloy ingots was $25,710,094 and $18,510,036, respectively, and revenue from aluminum alloy was $6,419,807 and $8,608,800, respectively. There were no sales of slag for the six months ended June 30, 2026, compared with $9,918 for the six months ended June 30, 2025. The increase in revenue was driven by copper alloy ingots, sales of which rose by 623,104 kilograms, or 29.10%, in quantity and which represented 77.02% of our revenues, compared with 65.80% for the six months ended June 30, 2025, primarily reflecting stronger demand across key end markets in the Asia-Pacific region. Sales of aluminum alloy declined over the same period, falling by 1,211,083 kilograms, or 34.03%, in quantity and to 19.23% of our revenues from 30.60%, reflecting shifting demand within specific segments and the reallocation of processing capacity to copper alloy ingots.

Cost of revenue

Our cost of revenue was $26,127,199 and $21,008,170 for the six months ended June 30, 2026 and 2025, respectively, representing an increase of $5,119,029 or 24.37%. The increase in cost of revenue was primarily driven by the change in product mix toward copper alloy ingots, which carry a materially higher unit cost than aluminum alloy, together with higher raw material purchase prices across all product categories, notwithstanding a decrease of 618,479 kilograms or 10.41% in total sales quantity.

Gross profit and gross margin

	June 30, 2026 Revenue (Unaudited)	June 30, 2026 Sales Quantity (kg)	June 30, 2026 Cost (Unaudited)	June 30, 2025 Revenue (Unaudited)	June 30, 2025 Sales Quantity (kg)	June 30, 2025 Cost (Unaudited)
Copper alloy ingots	25,710,094	2,764,349	20,287,543	18,510,036	2,141,245	13,703,816
Aluminum alloy	6,419,807	2,348,060	4,799,494	8,608,800	3,559,143	6,493,338
Brass alloy ingots	1,251,029	211,200	1,040,162	1,000,960	176,700	811,016
Slag	—	—	—	9,918	65,000	—
Total	33,380,930	5,323,609	26,127,199	28,129,714	5,942,088	21,008,170

Sales quantity and direct cost by product category for the six months ended June 30, 2026 are derived from the goods-issue register for the period, which is maintained in Philippine pesos and has been translated at the average rate of PHP 59.94491 per U.S. dollar used for the consolidated statements of income and comprehensive income. Production overhead of $362,403, being the difference between the direct cost so recorded and cost of revenues, has been allocated to each product category other than slag in proportion to the cost of revenues of that category for the six months ended June 30, 2025.

Our gross profit was $7,253,731 for the six months ended June 30, 2026, as compared to gross profit of $7,121,544 for the six months ended June 30, 2025, representing an increase of $132,187, or 1.86%. Our gross margin was 21.73% for the six months ended June 30, 2026, as compared to gross margin of 25.32% for the six months ended June 30, 2025. The decrease in margin was mainly due to the higher purchase price of raw material: our cost of revenue per kilogram sold rose by 38.82%, while our realized price per kilogram sold rose by 32.45%, on a decrease of 10.41% in total sales quantity.

Operating Expenses

Total operating expenses increased by $849,063 or 59.90% to $2,266,575 for the six months ended June 30, 2026 from $1,417,512  for the six months ended June 30, 2025.

Our selling and marketing expenses for the six months ended June 30, 2026 decreased by $30,263, or 12.13%, compared to the corresponding period of the prior year. The decrease in selling expenses was primarily driven by a reduction in freight forwarding service fees, which resulted from a shift in product mix and a decrease of 10.41% in the total sales quantity shipped.

General and administrative expenses for the six months ended June 30, 2026 increased by $879,326, or 75.29%, compared to the same period in 2025. The increase was primarily attributable to: (1) legal and professional fees increased by approximately $843,000, reflecting audit and review fees, legal fees and other professional costs associated with our first full six-month period as a Nasdaq-listed reporting company, including the preparation of our annual report on Form 20-F for the year ended December 31, 2025 and the follow-on public offering completed in April 2026; (2) staff salaries and wages increased by approximately $419,000, reflecting the strengthening of our finance, administrative and management functions following the listing; and (3) conferences and meetings costs increased by approximately $24,000; which were partly offset by (4) the absence of IPO offering expenses, which were $226,287 for the six months ended June 30, 2025 and nil for the six months ended June 30, 2026, and the reduction of other administrative expenses and depreciation expenses included in general and administrative expenses of approximately $180,387 in aggregate.

Other income (expenses)

Our other income was $1,120,518 for the six months ended June 30, 2026 as compared to other expenses of $790,420 for the six months ended June 30, 2025. The other income (expenses), net mainly consisted of currency exchange differences that arose from transactions denominated in currencies other than the Philippine peso. Interest income was $29,114 for the six months ended June 30, 2026, compared with $307 for the six months ended June 30, 2025, reflecting interest earned on the loan receivable advanced in October 2025 and on higher average cash balances following the follow-on public offering. Interest expenses were $2,870, compared with $3,013. Total other income was $1,146,762 for the six months ended June 30, 2026, compared with total other expenses of $793,126 for the six months ended June 30, 2025.

Net income

Our income tax expenses were $1,641,241 and $1,084,606 for the six months ended June 30, 2026 and 2025, respectively. Our effective income tax rate was 26.76% and 22.09%, respectively, the increase being primarily driven by higher compensation and professional fees incurred by our Cayman Islands and Hong Kong entities, which reduced income before income tax expenses without a corresponding tax benefit. As a result of the cumulative effect of the factors described above, our net income was $4,492,677 and $3,826,300 for the six months ended June 30, 2026 and 2025, respectively, representing an increase of $666,377, or 17.42%. Basic and diluted earnings per share were $0.08  and $0.07, respectively. Total comprehensive income was $3,026,053 for the six months ended June 30, 2026, compared with $4,529,631 for the six months ended June 30, 2025, a decrease of $1,503,578 or 33.19%, reflecting a foreign currency translation loss of $1,466,624 in the current period compared with a translation gain of $703,331 in the corresponding period.

Liquidity and Capital Resources

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Net cash used in operating activities	$(9,931,501)	$(1,732,472)
Net cash used in investing activities	(606,169)	—
Net cash provided by (used in) financing activities	11,818,160	(25,516)
Effect of exchange rate changes on cash and cash equivalents	475,158	32,921
Net change in cash and cash equivalents	1,755,648	(1,725,067)
Cash and cash equivalents at the beginning of period	957,285	1,847,634
Cash and cash equivalents at the end of period	$2,712,933	$122,567

As of June 30, 2026, we had cash and cash equivalents of $2,712,933, compared with $957,285 as of December 31, 2025. To date, we have financed our operations primarily through cash generated from operations and, since October 2025, through the proceeds of our initial public offering and of the follow-on public offering completed on April 13, 2026. The follow-on public offering of 1,733,333 units generated net proceeds of $11,825,513 after underwriting discounts, commissions and other offering expenses, which were recorded in shareholders’ equity. As of June 30, 2026, we had 45,829,373 Class A ordinary shares and 10,203,960 Class B ordinary shares issued and outstanding, compared with 44,096,040 and 10,203,960 shares, respectively, as of December 31, 2025.

Our working capital was $43,548,569 as of June 30, 2026, compared with $28,044,191 as of December 31, 2025. The increase reflects the application of the net proceeds of the follow-on public offering, together with the retention of net income for the period, into trading assets. Inventories increased by $9,964,496 to $17,195,077 and accounts receivable increased by $6,111,919 to $32,745,976.

We have no material cash requirement as of June 30, 2026 other than the operating lease obligations described below and ordinary-course trade payables and tax liabilities. Our operating cash flows, together with our cash and cash equivalents and the unapplied net proceeds of the follow-on public offering, are expected to be sufficient to support ongoing business operations for at least the twelve months following the date of issuance of the interim financial statements. We currently have no interest-bearing debt other than a vehicle financing arrangement with an outstanding balance of $20,346, of which $14,362 is classified as current. Should material investments or capital needs arise in the future, any such expenditures would be subject to the Board’s approval and, if necessary, supported by appropriately structured bank financing.

Operating Activities

Our net cash used in operating activities was $9,931,501 for the six months ended June 30, 2026, compared to $1,732,472 for the six months ended June 30, 2025. The increase in net cash used in operating activities was mainly attributable to the increase in net working capital deployed in the operation, notwithstanding net income of $4,492,677 and non-cash charges comprising depreciation of property, plant and equipment of $434,996, amortization of deferred expenses of $206,404 and deferred income tax of $114,558. The principal movements were an increase in inventories of $10,506,363, an increase in accounts receivable of $7,373,982 and an increase in other receivables and current assets of $1,113,176, partly offset by an increase in accounts payable of $2,631,534, an increase in taxes payable of $1,525,401, a decrease in advances to suppliers of $496,473 and a decrease in other non-current assets of $477,789.

Investing Activities

Net cash used in investing activities was $606,169 for the six months ended June 30, 2026, compared to nil for the six months ended June 30, 2025. The outflow comprised capital expenditures of $746,169 on plant and equipment and on construction in progress, partly offset by the collection of $140,000 in respect of a loan receivable.

Financing Activities

Our net cash provided by financing activities was $11,818,160 for the six months ended June 30, 2026, compared to net cash used in financing activities of $25,516 for the six months ended June 30, 2025. The net cash provided by financing activities for the six months ended June 30, 2026 was mainly due to the completion of our follow-on public offering, with net proceeds from the issuance of shares and warrants of $11,825,513, less principal payments of $7,353 on the financed amount for the purchase of a vehicle.

Leases

Components of lease cost, weighted average remaining lease terms and discount rates of operating leases consist of the following:

Lease assets and liabilities	June 30, 2026 (Unaudited)	December 31, 2025
Operating lease right-of-use assets, net	$5,810,975	$6,007,527
Operating lease liabilities - current	-	641,564
Operating lease liabilities - non current	3,042,152	3,301,395
Operating lease liabilities - total	$3,042,152	$3,942,959

Lease expenses and other information	Six months ended June 30, 2026 (Unaudited)	Six months ended June 30, 2025 (Unaudited)
Operating lease expenses - General and administrative expenses	$15,073	$8,765
Operating lease expenses - Manufacturing costs	99,422	71,102
Total	$114,495	$79,867

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows - operating leases	$(757,286)	$(465,891)

Weighted average remaining lease term (in years)	29.50	1.50
Average discount rate	8.03%	5.99%

Future minimum lease payments For the year ending December 31,	Operating Leases
2026 (six months remaining)	—
2027	—
2028	3,665,510
2029	—
2030	—
2031	—
Thereafter	—
Total	3,665,510
Less: interest	623,358
Present value of lease liabilities	$3,042,152

During the year ended December 31, 2025, the Company modified its existing operating lease agreement for land located in San Rafael, Bulacan, Philippines. The modification effectively extended the lease period, resulting in a new non-cancellable term expiring on December 31, 2055. In accordance with ASC 842, this extension was accounted for as a lease modification. Consequently, the Company remeasured the lease liability based on the extended future minimum lease payments and recognized a corresponding adjustment to the operating lease right-of-use asset. Following this remeasurement, the total operating lease right-of-use asset and corresponding lease liability for this property were approximately $5.75 million. The modified lease agreement does not include additional options to extend the lease term.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, other than the warrants issued in connection with our follow-on public offering in April 2026, which are described in Note 12 to our unaudited interim condensed consolidated financial statements, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Management Estimates

The preparation of our unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures. We consider an accounting estimate to be critical if it involves a significant level of judgment or estimation uncertainty and if changes in the estimate that are reasonably likely to occur could have a material effect on our financial condition or results of operations. On that basis, we consider the estimates described below to be critical. Our significant accounting policies are described in Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report. Actual results could differ from these estimates.

a) Allowance for credit losses on accounts receivable and loan receivable

We measure expected credit losses on accounts receivable and loan receivable under the current expected credit loss model in ASC 326. Estimating the allowance requires significant judgment regarding historical loss experience, the age and other relevant characteristics of the balances, current economic conditions, and reasonable and supportable forecasts that may affect the ability of our customers or the borrower to pay. In assessing the loan receivable, we also consider its contractual terms, including the maturity date and interest rate as revised in June 2026, the borrower’s payment history and subsequent collections. No allowance for credit losses was recorded as of June 30, 2026 or December 31, 2025. A deterioration in the financial condition of our customers or the borrower could require us to recognize credit losses that would be material to our results of operations.

b) Leases

The operating lease for our land in San Rafael, Bulacan, Philippines was modified in 2025 to extend its non-cancellable term to December 31, 2055, and the lease liability and right-of-use asset were remeasured on modification. Measuring the lease requires judgment in determining the lease term and the discount rate. Because the rate implicit in the lease is not readily determinable, we use our incremental borrowing rate, which requires us to estimate the rate we would pay to borrow on a collateralized basis over a similar term in the Philippines. Given the length of the remaining lease term, a change in the discount rate or the lease term would change the carrying amounts of the right-of-use asset and the lease liability and the lease expense recognized in future periods.

c) Impairment of long-lived assets

We review long-lived assets, including property, plant and equipment and right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Determining whether such indicators exist, and estimating the undiscounted future cash flows expected to be generated by the assets and, where required, their fair value, requires significant judgment regarding future metal prices, sales volumes, production costs and the period over which the assets will be used. We did not recognize any impairment loss on long-lived assets for the six months ended June 30, 2026 and 2025.